SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ATENTO S.A.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

L0427L204
(CUSIP Number)

February 21, 2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages
Page 1 of 10 Pages
Exhibit Index: Page 9

SCHEDULE 13G
CUSIP No. L0427L204	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
GLG PARTNERS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,062,200 (see item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,062,200 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,062,200 (see item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.5% (see item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13G
CUSIP No. L0427L204	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
MAN GROUP PLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,062,200 (see item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,062,200 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,062,200 (see item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.5% (see item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

SCHEDULE 13G
CUSIP No. L0427L204	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
MAN FUNDS VI PLC - MAN GLG HIGH YIELD OPPORTUNITIES

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
977,000 (see item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
977,000 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
977,000 (see item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3% (see item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

SCHEDULE 13G
CUSIP No. L0427L204	Page 5 of 10 Pages
Item 1(a).	Name of Issuer:

Atento S.A. (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

1, rue Hildegard Von Bingen, 1282, Luxembourg, Grand Duchy of Luxembourg.

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)          GLG Partners LP (the “Investment Manager”);

(ii)         Man Group plc (the “Parent Company”); and

(iii)        Man Funds VI plc - Man GLG High Yield Opportunities (the “Investment Company”).

This Statement relates to Shares (as defined herein) held by the Investment Company and certain other funds and/or managed accounts, each to which the Investment Manager serves as investment manager (collectively, the “GLG Funds”). Parent Company indirectly, through various intermediate entities, controls the Investment Manager.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person is Riverbank House, 2 Swan Lane, London EC4R 3AD, United Kingdom.

Item 2(c).	Citizenship:

The Investment Manager is a United Kingdom limited partnership. The Parent Company is a Jersey public limited company. The Investment Company is an Ireland public limited company.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, no par value (the “Shares”).

Item 2(e).	CUSIP Number:

L0427L204

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

SCHEDULE 13G
CUSIP No. L0427L204	Page 6 of 10 Pages
Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of March 2, 2023, each of the Investment Manager and the Parent Company may be deemed to be the beneficial owner of 3,062,200 Shares issuable upon exercise of warrants to purchase 3,062,200 Shares at an initial exercise price of $3.78 per Share (“Warrants”) held by the GLG Funds, including 977,000 Warrants held by the Investment Company.

As of March 2, 2023, the Investment Company may be deemed to be the beneficial owner of 977,000 Shares issuable upon exercise of Warrants held by the Investment Company.

Item 4(b)	Percent of Class:

As of March 2, 2023, each of the Investment Manager and the Parent Company may be deemed to be the beneficial owner of approximately 16.5% of Shares outstanding, and the Investment Company may be deemed to be the beneficial owner of approximately 5.3% of Shares outstanding. These percentages are based on 15,451,667 Shares outstanding as of November 30, 2022 as reported in the Issuer’s Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission on December 6, 2022, plus 3,062,200 Shares issuable upon exercise of Warrants held by the GLG Funds, which amount has been added to the Shares outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

Item 4(c)	Number of Shares as to Which Such Person has:

Each of the Investment Manager and the Parent Company:

(i)          Sole power to vote or direct the vote: 0

(ii)         Shared power to vote or direct the vote: 3,062,200

(iii)        Sole power to dispose or direct the disposition of: 0

(iv)         Shared power to dispose or direct the disposition of: 3,062,200

The Investment Company

(i)          Sole power to vote or direct the vote: 0

(ii)         Shared power to vote or direct the vote: 977,000

(iii)        Sole power to dispose or direct the disposition of: 0

(iv)        Shared power to dispose or direct the disposition of: 977,000

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See disclosure in Item 2 hereof.

SCHEDULE 13G
CUSIP No. L0427L204	Page 7 of 10 Pages

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
CUSIP No. L0427L204	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

GLG PARTNERS LP

By: /s/ Katherine Squire
Name: Katherine Squire
Title: Chief Compliance Officer

MAN GROUP PLC

By: /s/ Antoine Forterre
Name: Antoine Forterre
Title: Chief Financial Officer & Chief Operating Officer

MAN FUNDS VI PLC - MAN GLG HIGH YIELD OPPORTUNITIES

By: GLG Partners LP, its investment manager

By: /s/ Katherine Squire
Name: Katherine Squire
Title: Chief Compliance Officer

March 2, 2023

SCHEDULE 13G
CUSIP No. L0427L204	Page 9 of 10 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	10

SCHEDULE 13G
CUSIP No. L0427L204	Page 10 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

GLG PARTNERS LP

By: /s/ Katherine Squire
Name: Katherine Squire
Title: Chief Compliance Officer

MAN GROUP PLC

By: /s/ Antoine Forterre
Name: Antoine Forterre
Title: Chief Financial Officer & Chief Operating Officer

MAN FUNDS VI PLC - MAN GLG HIGH YIELD OPPORTUNITIES

By: GLG Partners LP, its investment manager

By: /s/ Katherine Squire
Name: Katherine Squire
Title: Chief Compliance Officer

March 2, 2023